UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Commission File Number: 001-36565

INNOCOLL AG

(Exact Name of Registrant as Specified in Its Charter)

Innocoll AG

Unit 9, Block D

Monksland Business Park

Monksland, Athlone

Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

New Appointment to Management Board

On October 7, 2015, the appointment of Jose Carmona, the Company's Chief Financial Officer, to the management board of Innocoll AG (the "Company") was registered in the commercial register in Regensburg, Germany.

INCORPORATION BY REFERENCE

This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-207184), filed with the Securities and Exchange Commission (the “SEC”) on September 29, 2015, as amended on October 8, 2015, to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOCOLL AG

By:	/s/ Gordon Dunn
	Name:	Gordon Dunn
	Title:	Vice President, Finance Director, Europe

Date: October 9, 2015